John Hancock Financial Services
U.S. Wealth Management Law Department
601 Congress Street
Boston, MA 02210-2805
(617) 663-3192
Fax: (617) 663-2197
E-Mail: tloftus@jhancock.com

October 25, 2012

VIA EDGAR

Sonny Oh, Esq.

Staff Attorney

Office of Insurance Products

U.S. Securities and Exchange Commission

100 F Street, NE, Mail Stop 8629

Washington, D.C. 20549-8629

Re:	Manulife Financial Corporation/John Hancock Life Insurance Company (U.S.A.)

Initial Joint Registration Statement filed on Form F-3

(File Nos. 333-183233/333-183233-01)

Dear Mr. Oh:

On behalf of Manulife Financial Corporation (“MFC”) and John Hancock Life Insurance Company (U.S.A.) (“John Hancock USA”) (collectively, the “Registrants”), we respectfully submit this correspondence via EDGAR to respond to your comment letter dated October 5, 2012 (the “Comment Letter”). The Comment Letter relates to our August 10, 2012 filing (the “August 10th Filing”) of an initial Joint Registration Statement on Form F-3 under the Securities Act of 1933, as amended (the “Act”) (Accession Number 0001193125-12-349829) (the “Registration Statement”), for the above-referenced registrations of deferred combination fixed and variable annuity contracts to be issued by the Registrants (the “Contract”).

Your October 5, 2012 comments are shown below in italics followed by our responses. We use underlines to show additions and ~~strikethroughs~~ to show deletions to the text of the Contract prospectus that was included in the August 10th Filing (the “Prospectus”). Following resolution of all comments, we intend to file a revised Prospectus (the “Revised Prospectus”) that will incorporate these changes and edits of an updating nature, as part of a pre-effective amendment to the August 10th Filing (the “Pre-Effective Amendment”). Our cover letter for the Pre-Effective Amendment will request an acceleration of the effective date to January 4, 2013. Unless the context otherwise requires, all page and section references in our responses correspond to the August 10th Filing. All capitalized terms not otherwise defined herein have the meanings ascribed to such terms in the August 10th Filing.

Sonny Oh, Esq.

October 25, 2012

COMMENT 1. Please confirm and explain to the staff the basis for eligibility by the registrants to file on Form F-3.

Response: We confirm the eligibility of the Registrants to file on Form F-3 for the following reasons:

MFC is a “foreign private issuer” (as such term is defined in Rule 405 under the Act) that satisfies the eligibility requirements for use of Form F-3 as set forth in sections I.A.1-3 of the General Instructions to Form F-3 (the “Registrant Requirements”).

John Hancock USA, a wholly owned subsidiary of MFC, satisfies the eligibility requirements for use of Form F-3 as set forth in section I.A.5(iii) of the General Instructions to Form F-3 because: (a) MFC, its parent, meets the Registrant Requirements and the Transaction Requirement (defined below); (b) MFC provides a full and unconditional guarantee (within the meaning of Rule 3-10 of Regulation S-X) of the payment obligations on the securities being registered by John Hancock USA; and (c) the Registrants are registering non-convertible securities other than common equity (as defined in Rule 405 under the Act).

The Registrants meet the transaction requirement for use of Form F-3 as set forth in section I.B.1 of the General Instructions to Form F-3 (the “Transaction Requirement”) because: (a) the offering being registered is a primary offering of securities to be offered for cash by the Registrants; (b) the aggregate market value worldwide of MFC’s voting and non-voting common equity (as defined in Rule 405 under the Act) held by non-affiliates of MFC is the equivalent of $75 million or more at July 31, 2012, a date that is within 60 days of the date of the filing of the August 10th Filing; and (c) the financial statements incorporated by reference in the Registration Statement comply with Item 18 of Form 20-F.

COMMENT 2a. Front Cover Page – Please confirm that the disclosure provided on the front cover page is limited to one page; otherwise, please revise accordingly Item 501(b) of Regulation S-K per Item 1 of Form F-3.

Response: We confirm that we will limit the disclosure on the front cover page to one page in the Revised Prospectus. We will do so by deleting the red herring text at the top of the page and by moving the text from paragraph three that is stricken below to a new second paragraph in “III. Overview” as follows:

~~Each Contract is called a “combination contract,” because it provides you the option of earning either a fixed or a variable investment return on the value accumulating in the Contract. John Hancock USA offers fixed return options under the Contracts in the form of Fixed Interest Options which are described in the Annex to this Prospectus.~~ The Fixed Investment Options may also be referred to as “market value adjustment interests.” The accompanying Annex to this Prospectus describes both the “fixed” and “variable” investment options for each of the Revolution Access, Revolution Value, Revolution Extra, Patriot, and Declaration annuity Contracts. You assume some risks in purchasing this contract. Please see “~~II~~IV. Risk Factors” on page ~~3~~5.

Sonny Oh, Esq.

October 25, 2012

COMMENT 2b. Front Cover Page – Please disclose the principal underwriter per Regulation 501(b)(8) of Regulation S-K as required by Item 1.

Response: We will add a new sentence at the end of the first paragraph on the front cover page of the Revised Prospectus as follows:

John Hancock Distributors, LLC, a Delaware limited liability company and an affiliate of ours, is the sole principal underwriter for all contracts sold pursuant to the Registration Statement.

COMMENT 3. In the first paragraph on page 1, please disclose the change from “Canadian GAAP” to “IFRS” as subsequently detailed in the second paragraph under “Accounting Treatment” on page 7. Therefore, for more complete disclosure, please describe the differences between IFRS and U.S. GAAP or where such information may be found.

Response: We will add additional disclosure in the first paragraph in the section entitled “II. About This Prospectus” in the Revised Prospectus as follows:

In this Prospectus, unless otherwise specified or the context otherwise requires, references to “John Hancock USA,” “we,” “our,” “ours,” “us” or “the Company” refers to John Hancock Life Insurance Company (U.S.A.) and references to “MFC” refer to Manulife Financial Corporation. Unless otherwise specified, all dollar amounts contained in this Prospectus are expressed in U.S. dollars, and references to “dollars” or “$” are to U.S. dollars and all references to “Cdn$” are to Canadian dollars. John Hancock USA financial information included and incorporated by reference in this Prospectus is prepared using generally accepted accounting principles in the United States, which we refer to as “U.S. GAAP.” Unless otherwise specified, MFC financial information included and incorporated by reference in this Prospectus is prepared using generally accepted accounting principles in Canada, which we refer to as “Canadian GAAP.” MFC prepares its consolidated financial statements in accordance with Canadian GAAP, which differs from U.S. GAAP. MFC adopted International Financial Reporting Standards (“IFRS”) as a replacement of previous Canadian GAAP effective January 1, 2011 for fiscal periods beginning the first quarter of 2011 with comparative financial information provided for 2010 prepared under IFRS. Accordingly, Canadian GAAP refers to prior Canadian generally accepted accounting principles for 2009 and earlier and IFRS for 2010 and beyond. With the adoption of IFRS in 2011, MFC is no longer required to reconcile its annual financial results to U.S. GAAP in its consolidated financial statements. Please see “VI. Accounting Treatment” for more information.

John Hancock USA’s principal executive offices are located at 601 Congress Street, Boston, Massachusetts 02210. You may call us at (800) 344-1029. MFC’s principal executive offices are located at 200 Bloor Street East, Toronto ON, Canada M4W 1E5. You may call us at (416) 926-3000.

Sonny Oh, Esq.

October 25, 2012

COMMENT 4. The prospectus appears to use a number of defined terms. Therefore, please provide a glossary.

Response: We will include a new section entitled “I. Glossary” in the Revised Prospectus as follows:

I. GLOSSARY

The following terms as used in this Prospectus have the indicated meanings. We also define other terms in specific sections of this Prospectus.

Accumulation Period: The period between the issue date of the Contract and its Maturity Date.

Additional Purchase Payment: Any Purchase Payment made after the initial Purchase Payment.

Annuitant: Any natural person or persons to whom annuity payments are made and whose life is used to determine the duration of annuity payments involving life contingencies. If the Contract Owner names more than one person as an Annuitant, the second person named is referred to as “co-Annuitant.” The Annuitant and co-Annuitant are referred to collectively as “Annuitant.” The Annuitant is as designated on the Contract specification page or in the application.

Annuities Service Center: The mailing address of our service office is listed on the first page of this Prospectus. You can send overnight mail to us at the street address of the service office, 27 DryDock Avenue, Suite 3, Boston, Massachusetts 02210-2382.

Annuity Option: The method selected by the Contract Owner (or as specified in the Contract if no selection is made) for annuity payments made by us.

Beneficiary: The person, persons or entity entitled to the death benefit under the Contract upon the death of a Contract Owner. The Beneficiary is as specified in the application, unless changed.

Company: John Hancock Life Insurance Company (U.S.A.) (“John Hancock USA”).

Contract: The combination fixed and variable annuity contract described by this Prospectus.

Contract Anniversary: The day in each calendar year after the Contract Date that is the same month and day as the Contract Date.

Contract Date: The date of issue of the Contract.

Contract Value: The total of the Investment Account values attributable to the Contract.

Contract Year: A period of twelve consecutive months beginning on the date as of which the Contract is issued, or any anniversary of that date.

Fixed Investment Option: An Investment Option in which a Company guarantees the principal value and the rate of interest credited to the Investment Account for the term of any Guarantee Period.

General Account: All of the Company’s assets other than assets in its Separate Account or any other separate account that it may maintain.

Good Order: The standard that we apply when we determine whether an instruction is satisfactory. An instruction will be considered in Good Order if it is received at our Annuities

Sonny Oh, Esq.

October 25, 2012

Service Center: (a) in a manner that is satisfactory to us such that it is sufficiently complete and clear that we do not need to exercise any discretion to follow such instruction and it complies with all relevant laws and regulations and Company requirements; (b) on specific forms, or by other means we then permit (such as via telephone or electronic submission); and/or (c) with any signatures and dates we may require. We will notify you if an instruction is not in Good Order.

Guarantee Period: Under the Contract, you make a Purchase Payment to us, and we credit interest for a period of time known as the Guarantee Period.

Investment Account: An account we establish for you which represents your interests in an Investment Option during the Accumulation Period.

Investment Options: The investment choices available to Contract Owners. We refer to the Variable Investment Options and the Fixed Investment Option together as Investment Options.

JHVLICO: John Hancock Variable Life Insurance Company.

Market Value Adjustment: An adjustment we make to amounts that are withdrawn or annuitized on any date other than during the period 30 days after the expiration of the Guarantee Period. The Market Value Adjustment may increase or decrease the amount available for withdrawal or annuitization.

Maturity Date: The date on which we begin to make annuity payments to the Annuitant. The Maturity Date is the date specified on the Contract specifications page, unless changed with our consent.

Owner or Contract Owner (“you”): The person, persons, co-Owners or entity entitled to all of the ownership rights under the Contract. The Owner has the legal right to make all changes in contractual designations where specifically permitted by the Contract. The Owner is as specified in the application, unless changed. We may refer to the Owner in this prospectus as “you.”

Prospectus: This prospectus that describes interests in a Contract.

Purchase Payment: An amount you pay to us for the benefits provided by the Contract.

Rider: An optional benefit that you may have elected for an additional charge.

Variable Investment Option: An Investment Option corresponding to a Subaccount of the Separate Account that invests in shares of a specific Portfolio.

COMMENT 5a. Overview (page 1) Please provide the complete mailing address and telephone number of the registrants’ principal executive offices as required by Item 503(b) per Item 3 of Form F-3.

Response: We will provide the mailing addresses and telephone numbers of the Registrants in the final paragraph in the section entitled “II. About This Prospectus” in the Revised Prospectus. Please see the Response to Comment 3 above.

Sonny Oh, Esq.

October 25, 2012

COMMENT 5b. Overview (page 1) For clarity, in the third paragraph of the “Overview” and/or under “Guarantee Rates” on page 2, please disclose the actual value for the guaranteed minimum rate for any guarantee period.

Response: We will disclose the actual value for the guaranteed minimum rate for any guarantee period in the section entitled “III. Overview – Guarantee Rates” in the Revised Prospectus as follows:

Guarantee Rates. We determine from time to time the interest rates that we will guarantee for each guarantee period. The guaranteed interest rate will in no event be less than 3% or the minimum rate required by applicable law. We, in our sole discretion, determine the guaranteed interest rates. We guarantee the interest rate for the duration of the guarantee period and may not change it for that guarantee period.

COMMENT 6. Please note duplicity of the first paragraph under “Risks Relating to MFC and its Subordinated Guarantee” on page 4 with the last paragraph of “Risk Factors” on page 5.

Response: We will delete the first paragraph under “IV. Risk Factors – Risks Relating to MFC and its Subordinated Guarantee.”

COMMENT 7. Under “Description of the MFC Subordinated Guarantee” on page 9, the last sentence of the third paragraph refers to “holders of the Contracts.” Therefore, for clarity, please define the term as “holder” or use the complete phrase in items (a), (b) and (c) that follow.

Response: We will make the following changes in the Revised Prospectus under “IX. Description of the MFC Subordinated Guarantee”:

The MFC Subordinated Guarantee is governed by the laws of the Commonwealth of Massachusetts. The MFC Subordinated Guarantee provides that any claim or proceeding brought by a holder of the Contract (“Holder”) to enforce the obligations of MFC, as guarantor, may be brought in a court of competent jurisdiction in the City of Boston, Commonwealth of Massachusetts, and that MFC submits to the non-exclusive jurisdiction of such courts in connection with such action or proceeding. MFC has designated John Hancock USA as its authorized agent upon whom process may be served in any legal action or proceeding against MFC arising out of or in connection with the MFC Subordinated Guarantee. All payments on the Contracts offered by this Prospectus by MFC under the MFC Subordinated Guarantee will be made without withholding or deduction for, or on account of, any present or future taxes, duties, assessments or governmental charges of whatever nature imposed or levied by or on behalf of the Government of Canada, or any province, territory or political subdivision thereof, or any authority therein or thereof having power to tax, unless the withholding or deduction of such taxes, duties, assessments or governmental charges by MFC is required by law or by the administration or interpretation of such law. In the event of any withholding or deduction, MFC will

Sonny Oh, Esq.

October 25, 2012

pay such additional amounts as may be necessary in order that the net amounts received by the ~~h~~Holders ~~of the Contracts~~ after such withholding or deduction shall equal the respective amounts under such Contracts which would have been receivable in respect of those Contracts in the absence of such withholding or deduction (“Guarantor Additional Amounts”), except as described herein and except that no such Guarantor Additional Amounts shall be payable with respect to taxes, duties, assessments or governmental charges imposed on a ~~h~~Holder with respect to any Contract offered by this Prospectus:

(a)	(i) by reason of the ~~h~~Holder being a person with whom John Hancock USA or MFC is not dealing at arm’s length for the purposes of the Income Tax Act (Canada), or (ii) by reason of the ~~h~~Holder having a connection with Canada or any province or territory thereof other than the mere holding, use or ownership or deemed holding, use or ownership of such Contract;

(b)	by reason of the ~~h~~Holder being liable for or subject to such withholding or deduction because of the ~~h~~Holder’s failure to make a claim for exemption to the relevant tax authority; or

(c)	more than 10 days after the Relevant Date (as defined below) except to the extent that the ~~h~~Holder thereof would have been entitled to Guarantor Additional Amounts on presenting the same for payment on the last day of such period of 10 days.

COMMENT 8. PART II – Financial Statements, Exhibits and Certain Other Information – Any financial statements, exhibits, and any other required disclosure not included in this registration statement must be filed by pre-effective amendment to the registration statement.

Response: We will file any financial statements, exhibits, and any other required disclosure not included in, or incorporated by reference into, the August 10th Filing as part of a pre-effective amendment to the Registration Statement.

COMMENT 9. Representations

Response: In making any request for acceleration of the effective date of the Registration Statements, the Registrants will acknowledge that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

Sonny Oh, Esq.

October 25, 2012

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrants may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me on any matters this registration at (617) 663-3192 or, in my absence, please contact Arnold R. Bergman, Esq. at (617) 663-2184.

Sincerely,

/s/ Thomas J. Loftus

Thomas J. Loftus
Senior Counsel – Annuities